[redacted]

14041366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
AUG 27 2014
WASH. D.C.
201

SEC FILE NUMBER
8- 30780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street, Suite 200
(No. and Street)

Overland Park	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen M. Quint — 913-498-2900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eileen M. Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR Financial Services, In., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. FREEMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10-10-2016

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2014 AND 2013
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | www.mhkcpas.com

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2014 AND 2013
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2014 AND 2013
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2014 and 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Opinion

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of VSR Financial Services, Inc., as of June 30, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2014 and 2013 (supplemental information), have been subjected to audit procedures performed in conjunction with the audit of VSR Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of VSR Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2014 and 2013. In forming our opinion on the supplemental information, we evaluated whether Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2014 and 2013, including in its form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of June 30, 2014 and 2013 are fairly stated, in all material respects, in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 20, 2014

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2014 AND 2013

	2014	2013
ASSETS		
Cash	$ 1,288,498	$ 1,361,559
Restricted Cash for Customer Refunds	27,590	27,590
Receivable from Brokers and Dealers	5,067,337	5,180,998
Marketable Securities, at fair value	1,065,471	1,020,871
Securities Not Readily Marketable, at fair value	130,620	141,400
Prepaid Income Taxes	518,671	4,811
Deferred Income Tax Assets	413,500	95,000
TOTAL ASSETS	$ 8,511,687	$ 7,832,229
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$ 4,171,156	$ 4,423,809
Accounts Payable and Accrued Expenses	1,242,367	1,165,052
Accrued Customer Refunds	28,094	28,094
TOTAL LIABILITIES	5,441,617	5,616,955
STOCKHOLDER'S EQUITY		
Paid in Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 798,510 shares outstanding (excluding treasury stock below)	1,309	1,309
Additional Paid in Capital	602,881	602,881
	604,190	604,190
Retained Earnings	3,615,868	2,761,072
	4,220,058	3,365,262
Less: Treasury Stock, at cost, 510,600 shares	(1,149,988)	(1,149,988)
TOTAL STOCKHOLDER'S EQUITY	3,070,070	2,215,274
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,511,687	$ 7,832,229

The accompanying notes are an integral part of these financial statements.

VSR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VSR Financial Services, Inc. ["Financial" and "Company"] is a fully-disclosed, full-service securities broker/dealer and investment advisory services firm founded in 1985. Financial operates through its network of approximately 275 independent representatives and registered advisory agents in 37 states who serve approximately 80,000 clients throughout North America. Financial is licensed in all 50 states of the USA, and is a member in good standing of the Financial Industry Regulatory Authority [FINRA]. All general securities accounts are insured by the Securities Investor Protection Corporation [SIPC].

Financial is a wholly-owned subsidiary of VSR Group, Inc. ["Group"]; the accounts of Group are not presented or otherwise included in these financial statements. Financial files consolidated corporation income tax returns with Group.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Events

Subsequent events have been evaluated through August 20, 2014 which is the date the financial statements were available to be issued.

Revenue and Expense Recognition

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis. Advisory fee income is recognized upon completion of services rendered; since the Company does not extend credit to its advisory service clients, payment is received at the time of completion in most cases. Asset management fee income is recognized on the accrual basis in the period when earned.

Reclassifications

In the accompanying statement of financial position, the presentation of prepaid income taxes and deferred income tax assets as of June 30, 2013 have been reclassified to comport with the 2014 presentation.

Cash

Cash consists of demand deposit checking accounts, specifically excluding bank certificates of deposit with original maturities in excess of 90 days, and also excluding restricted cash that has been segregated into a special reserve bank account for the benefit of the Company's customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission. From time to time, the Company maintains cash balances with financial institutions in excess of the Federal Depositor Insurance Corporation (FDIC) limit. The Company has suffered no loss as a result of this risk.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Marketable Securities

Marketable securities investments consist of bank certificates of deposit with original maturities of 12 months that are classified as debt securities held to maturity, and also preferred stocks, common stocks, options and mutual funds which are classified as equity securities available-far-sale. All marketable securities are carried at fair value; for debt securities, fair value approximates cost.

Securities Not Readily Marketable

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred tax assets arising from temporary differences between income for financial reporting and income tax purposes. These differences result from the income tax requirement that customer claims be deducted on the cash basis in the period when paid.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2014 and 2013 are summarized as follows:

	2014	2013
Net Capital	$ 1,327,974	$ 1,318,687
Aggregate Indebtedness	5,253,745	5,612,144
Minimum Net Capital Required (as computed)	350,250	374,143
Minimum Dollar Net Capital Required	250,479	250,479
Net Capital Requirement	350,250	374,143
Excess Net Capital at 1500%	977,724	944,544
Net Capital Less 120% of Requirement	802,600	757,473
Net Capital Ratio	3.96 to 1	4.26 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

NOTE C - RECEIVABLE FROM BROKERS AND DEALERS

As of June 30, 2014 and 2013, receivable from brokers and dealers is summarized as follows:

	2014	2013
Clearing firms	$ 710,985	$ 873,459
Private placement	2,987,820	2,918,593
Other brokers and dealers	1,368,532	1,388,946
	$ 5,067,337	$ 5,180,998

NOTE D - MARKETABLE SECURITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date pursuant to a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include equity securities, mutual funds and U.S. Treasury securities. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics, discounted cash flows or pricing models. Level 2 securities include corporate, municipal, government agency securities, common trust funds, hedge funds and other investments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. At June 30, 2014 and 2013, marketable securities were classified as follows: .

	Fair Value	
	2014	2013
Level 1	$ 537,930	$ 495,890
Level 2	57,541	524,981
Total portfolio investments	$ 1,065,471	$ 1,020,871

NOTE D - MARKETABLE SECURITIES - continued

As of June 30, 2014 and 2013 marketable securities consisted of the following:

	June 30, 2014			
	Fair Market Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 160,135	$ 16,081	$ -	$ 144,054
Mutual funds	377,795	91,511	(3,541)	289,825
Total Equity Securities Available for Sale	537,930	107,592	(3,541)	433,879
Debt Securities Held to Maturity				
Certificates of deposit	527,541	-	-	527,541
TOTAL MARKETABLE SECURITIES	$ 1,065,471	$ 107,592	$ (3,541)	$ 961,420

	June 30, 2013			
	Fair Market Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost
Equity Securities Available for Sale				
Common stocks and options	$ 176,456	$ 32,402	$ -	$ 144,054
Mutual funds	319,434	60,532	(8,541)	267,443
Total Equity Securities Available for Sale	495,890	92,934	(8,541)	411,497
Debt Securities Held to Maturity				
Certificates of deposit	524,981	-	-	524,981
TOTAL MARKETABLE SECURITIES	$ 1,020,871	$ 92,934	$ (8,541)	$ 936,478

The following is a summary of net investment income for the years ended June 30, 2014 and 2013:

	2014	2013
Interest and dividend income	$ 21,132	$ 11,591
Realized gains	5,777	5,487
Unrealized gain	4,154	69,558
	31,063	86,636
Less: investment management fees	(810)	(392)
Net investment income	$ 30,253	$ 86,244

NOTE E - OPERATING LEASES

The Company leases office space and office equipment under the terms of month-to-month operating leases with related parties disclosed in Note F. Following is a summary of rental expense under all operating leases:

	2014	2013
Related party (see Note F)	$ 324,776	$ 312,480
Other	1,221	7,140
	$ 325,997	$ 319,620

NOTE F - RELATED PARTY TRANSACTIONS

The Company ("Financial") leases office space, as disclosed in Note E, from its parent company, VSR Group, Inc. ("Group"). Financial also leases office equipment and purchases consulting services from VSR Group, Inc., under the terms of a consulting agreement dated March 15, 2004 that was amended effective July 1, 2011. The agreement provides that Group shall indemnify Financial for settlement payments made by Financial to third parties in the event that such settlement payments by Financial would impair or otherwise render inadequate Financial's net capital as determined under the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1, or "Net Capital"). As part of this indemnification, Group acquires such securities in connection with settlement of investor claims as would otherwise be classified as nonallowable assets in the hands of Financial under Rule 15c3-1. Such acquisitions of securities in connection with settlements claims constitute payment of consideration in the form of consulting fees to Group from Financial to the extent that consideration is not otherwise provided by Group to Financial in connection with such acquisitions. Consulting fees due to Group from Financial are limited to $1,200,000 per fiscal year under the terms of the agreement as amended, and payments to Financial from Group for indemnification are limited to $5 million per fiscal year. Following is a summary of transactions and balances with related parties (other than operating leases) for the fiscal years ended June 30, 2014 and 2013.

	2014	2013
Consulting fees & equipment leases	$ 226,292	$ 580,747

NOTE G - INCOME TAXES

The Company's income tax provisions for 2014 and 2013 fiscal years are summarized as follows:

	2014	2013
Current provision	$ 1,326,140	$ 911,144
Deferred benefit relating to liability for customer claims disclosed at Note H	(318,500)	(95,000)
	$ 1,007,640	$ 816,144

For the years ended June 30, 2014 and 2013, income taxes paid were $1,840,000 and $700,000, respectively. Consolidated income tax returns filed by Group are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2013, 2012, 2011 and 2010 remain open as of August 20, 2014, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Group's tax returns with assistance from the Group's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and management is not aware of any unlikely tax positions with the result that none are reported.

NOTE H - CONTINGENCIES

As of June 30, 2014 and 2013, the Company has accrued liabilities of $1,000,000 and $800,000, respectively, in connection with a customer claim relating to sales of securities by representatives of the Company that are classified as accounts payable and accrued expenses in the accompanying statement of financial condition.
In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2014 and 2013, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. As of the date of this report, it is not possible to predict the extent of the Company's liability, if any, beyond the amounts reported as accounts payable and accrued expenses disclosed above. The Company maintains errors and omissions insurance coverage to manage financial risks arising from investor claims. For the 2014 calendar year coverage limits for errors & omissions insurance are generally $1,000,000 for each loss including defense costs (except for specific products for which the limits are $750,000) including a policy aggregate of $3 million and $150,000 per claim retention by the Company including defense costs and no coinsurance to be paid by the Company.

NOTE I - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401 (k) retirement plan covering all employees age 21 with one year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 5.0% of each participant's compensation. The amounts of retirement contributions expense were $238,362 and $243,920 for fiscal years ended June 30, 2014 and 2013, respectively.

NOTE J - SUBSEQUENT EVENTS

In August 2014, RCS Capital Corporation, a Delaware corporation, announced that it has entered into an agreement to purchase VSR Group, Inc., and its wholly-owned subsidiary, VSR Financial Services, Inc. The transaction is expected to close in late 2014 or early 2015 and is subject to certain regulatory approvals and other customary closing conditions. As of the date of this report, terms of the deal had not been disclosed.

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATIONS OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2014 AND 2013

	2014		2013	
NET CAPITAL				
Total Stockholder's Equity	$ 3,070,070		$ 2,215,274	
Deductions and/or charges:				
A. Nonallowable assets				
Securities not readily marketable	130,620		141,400	
Commissions and other receivables	520,683		530,982	
Prepaid income taxes	518,671		4,811	
Deferred income tax assets	413,500		95,000	
Other deductions and charges	46,741		46,130	
	1,630,215		818,323	
Net Capital Before Haircuts on Securities Positions	1,439,855		1,396,951	
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1 (f))				
A. Certificates of deposit and preferred stock	111,881		78,264	
Net Capital	$ 1,327,974		$ 1,318,687	
AGGREGATE INDEBTEDNESS				
Items included in Statements of Financial Condition				
Commissions Payable	$ 4,171,156		$ 4,423,809	
Accounts Payable	1,082,589		1,188,335	
Total Aggregate Indebtedness	$ 5,253,745		$ 5,612,144	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net Capital Required	$ 350,250		$ 374,143	
Excess Net Capital	$ 977,724		$ 944,544	
Net Capital Less 120% of Requirement	$ 802,600		$ 757,473	
Ratio: Aggregate Indebtedness to Net Capital	3.96	to 1	4.26	to 1
RECONCILIATION WITH COMPANY'S COMPUTATION				
(included in Part II of Form X-17A-5 as of June 30, 2014 and 2013)				
Net Capital, as reported in Company's unaudited FOCUS report	$ 1,515,795		$ 1,366,832	
Add: Adjustment for Cash	-		50,779	
Add: Adjustment for Expenses	-		837	
Less: Adjustment for Prepaid Income Taxes	(187,821)		(4,761)	
Less: Adjustment for Deferred Tax Assets	-		(95,000)	
Reconciled Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 1,327,974		$ 1,318,687	
Net Capital, as computed above	$ 1,327,974		$ 1,318,687	

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2014 and 2013.

The accompanying notes are an integral part of these financial statements.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2014 and 2013.

The accompanying notes are an integral part of these financial statements.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors
VSR Financial Services, Inc.
Overland Park, Kansas

We have reviewed management's statements, included in the accompanying VSR Financial Services, Inc. Exemption Report, in which (1) VSR Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which VSR Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(ii) (the "exemption provision") and (2) VSR Financial Services, Inc. states that VSR Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. VSR Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VSR Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Haviland Ketter P.C., PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 20, 2014

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Exemption Report

As of June 30, 2014 and during the fiscal year then ended VSR Financial Services, Inc. (the "Company") operated under the exceptive provisions of paragraph (k)(2)(ii) of the Securities and Exchange Commission Rule 15c3-3.

The Company met the identified exemption provision throughout the fiscal year ended June 30, 2014 without exception.

August 20, 2014

8620 West 110th Street • Overland Park, KS 66210 • voice (913) 498-2900 • fax (913) 498-2901 • www.vsrfinancial.com • Member, FINRA, SIPC